600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com
May 23, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: Jill Davis

Re:	Basic Energy Services, Inc. Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 16, 2007 File No. 001-32693
Dear Ms. Davis:
     On behalf of Basic Energy Services, Inc. (the “Company”), set forth below are the responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 16, 2007, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2006 (File No. 001-32693) (the “Form 10-K”). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment in italicized text.
Form 10-K for the Fiscal Year Ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
Results of Operations, page 36
1.	You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate that increase in drilling and completion services revenue in 2006 as compared to 2005 was primarily the result of internal expansion, the acquisition of Oilwell Fracturing Services in October 2005, the acquisition of G&L during February 2006 and improved pricing and utilization of your services. While this information is helpful, you do not quantify the extent to which income was affected by each of these reasons. In future filings, whenever possible, please quantify all line item changes with more than one business reason.

Austin	Dallas	Houston	London	Los Angeles	New York	The Woodlands	Washington, DC

Response: The Company will undertake to quantify all such line item changes, to the extent material, in future filings with the Commission.
Note 3. Acquisitions, page 61
2.	We note that you provided unaudited pro-forma results of operations as though the G&L acquisition had been completed on January 1, 2005. We further note that you do not believe the pro-forma effect of the remainder of the acquisitions completed in 2004, 2005, and 2006 is material, either individually or when aggregated, to the results of operations. However, the cash expended to acquire G&L Tool is less than half of the total cash expended to acquire all of the acquisitions in 2006. In addition, you have not separately quantified your organic growth from your growth from acquisitions. Please tell us how you concluded that your individual acquisitions were not material in the aggregate.
Response: For 2005, the aggregate pro forma impact of all 2005 acquisitions was 2.7% of revenue and 5.5% of net income. As a result, the Company concluded that such acquisitions were not material individually or in the aggregate.
For 2006, the G&L Tool, Ltd. (“G&L”) acquisition was deemed significant for pro forma disclosure purposes because such acquisition (i) exceeded 10% under the “investment in subsidiary” condition and (ii) created a new type of business for the Company. However, on an aggregate basis, the remaining acquisitions during 2006 accounted for only 15.8% under the “investment in subsidiary” condition. Because of this, and because the other significance tests in the aggregate were smaller, the Company concluded that such other acquisitions were not material individually or in the aggregate. The Company does not believe there are any qualitative factors that would make the insignificant acquisitions material, either individually or in the aggregate.
The Company has attached computations of significance tests for acquisitions during 2006 as Schedule I hereto.
3.	Please clarify your accounting policy for recording certain contingent earn-out payments as goodwill compared to compensation expense. Refer to EITF 95-8.
Response: Pursuant to EITF 95-8, if future consideration is based on employment, the amounts paid are recorded as compensation expense. However, if the contingent payments are not related to the employment of the individual and the contingent payments are considered reasonable, the payments are recorded as additional purchase price rather than compensation.
The following factors or indicators are considered when evaluating whether an arrangement for contingent consideration based on earnings is in substance additional purchase price of the acquired enterprise:
•	Terms of continuing employment

•	Linkage of continuing employment and contingent consideration

•	Duration of continued employment

•	Level of compensation
•	Components of a shareholder group
•	Contingent amount differing based on employment arrangement

•	Contingent amount differing based on previous stock ownership percentage
•	Reasons for contingent payment provisions

•	Formula for determining contingent earn-out

•	Other agreements and issues
At the time an acquisition is entered into by the Company, the contingent earn-out agreement is reviewed to determine if the payments are based on future employment with the Company. If the agreement is based on future employment with the Company, the payments are recorded as compensation expense. If the payments are not based on future employment, and if the total amount to be paid and the level of compensation are deemed reasonable, the amount is recorded as additional purchase price.
As the Company believes its practices reflect the requirements of EITF 95-8 and not a discretionary accounting policy of the Company, it has not summarized these requirements in the notes to financial statements.
Item 9 A. Disclosure Controls and Procedures, page 82
4.	We note that you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified. Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you filed or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).
Response: The Company hereby acknowledges that, as set forth in Rule 13a-15(e), disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by it in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. The Company will undertake to expand such disclosure in future filings with the Commission to expressly include such further clarification regarding the definition and scope of disclosure controls and procedures.

Form 8-K filed on March 8,2007
5.	Please tell us if you expect to file the financial statements and pro-forma financial information with respect to your acquisition of JetStar. In doing so, please provide your computations of significance tests.
Response: The Company does not expect to file the financial statements and pro forma financial information with respect to its acquisition of JetStar. The Company has attached computations of significance tests relating to the JetStar acquisition as Schedule II hereto.
In addition, at the request of the Staff, the Company hereby acknowledges as follows:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call the undersigned at (713) 220-4301 with any comments or questions regarding this letter or the above-referenced Registration Statement.
Very truly yours,

/s/ David C. Buck
David C. Buck

cc:	John Cannarella (Securities and Exchange Commission) Kenneth V. Huseman (Issuer) Alan Krenek (Issuer) Nicholas Roman (Issuer)

Schedule I
Basic Energy Services
Acquisition Significance Test
2006 Acquisitions
Most recent fiscal year end

	Year ended
	12/31/2005		Individually Insignificant
		1	2	3	4	5	6	7	8	9	10	Combined
	Basic Energy	G & L	LeBus	Chaparral	Hennessey	Globe Well	Rebel	Arkla	Hydro	Stimulation	Reddline	Individually
	& Subsidiaries	Tool Co.	Oilfield Service	Service, Inc	Rental Tools	Service	Testers	Cementing	Static	Services	Services	Insignificant
Dollars in thousands

Investment in Sub	$496,957	79,514	24,618	18,605	8,205	11,674	2,397	5,012	1,143	4,500	2,525	$78,679

Total assets	$496,957	26,712	10,358	6,341	4,368	4,429	741	410	1,077	955	346	$29,025

Income from continuing operations before taxes	$71,581	3,520	2,698	599	2,686	957	432	200	180	(25)	161	$7,888

Conditions:

Investment in Sub		16.0%	5.0%	3.7%	1.7%	2.3%	0.5%	1.0%	0.2%	0.9%	0.5%	15.8%

Total assets		5.4%	2.1%	1.3%	0.9%	0.9%	0.1%	0.1%	0.2%	0.2%	0.1%	5.8%

Income from continuing operations before taxes		4.9%	3.8%	0.8%	3.8%	1.3%	0.6%	0.3%	0.3%	0.0%	0.2%	11.0%

Significant?		Yes	No	No	No	No	No	No	No	No	No	No

Schedule II
Basic Energy Services
Acquisition Significance Test
2007 Acquisitions

	Year ended	Year ended
	12/31/2006	4/30/2006
	Basic Energy	JetStar
	& Subsidiaries	& Subsidiaries
Dollars in thousands

Investment in Sub	$796,260	$79,828

Total assets	$796,260	$71,143

Income from continuing operations before taxes	$153,572	$4,397

Conditions:

Investment in Sub		10.0%

Total assets		8.9%

Income from continuing operations before taxes		2.9%

Significant?		No

Section 305 Criteria:

Individually less than 20%, no audit required
Individually 20% to 40%, one-year audit required
Individually 40% to 50%, two-year audit required
Individually greater than 50%, three-year audit required

Combined insignificant greater than 50%, one-year audit